Exhibit 99.1

NICE Deploys its Investigate Digital Policing Solution on the Microsoft
Azure Government Cloud Platform

Collaboration provides law enforcement agencies with a comprehensive, CJIS-compliant cloud solution for managing investigations and digital evidence

Paramus, NJ – March 1, 2016 – NICE Systems (NASDAQ: NICE) announced it is deploying the NICE Investigate digital policing solution on the Microsoft Azure Government cloud platform. The collaboration provides law enforcement agencies with a comprehensive Criminal Justice Information Services (CJIS)-compliant cloud solution for managing investigations and digital evidence.

Police departments are being inundated by digital evidence from body cameras, CCTV, in-car video, interview recordings, crowd-sourced data (such as citizen tips, photos, and videos), ALPR, CAD, RMS, and other sources. All too often, this data is stored in silos, making it difficult for investigators to collect, review and correlate the information they need to build a case. As one of the industry’s most comprehensive, CJIS-compliant cloud-based solutions for managing investigations and digital evidence, NICE Investigate goes well beyond other digital investigation solutions in use today by streamlining the collection, analysis, and sharing of digital evidence, so investigators can piece together the ‘who, what, where, when, why’ of their investigations and close more cases faster.

Azure Government is the first hyperscale commercial infrastructure cloud platform contractually committed to meeting the CJIS security requirements for federal, state, and local governments. NICE’s collaboration with Microsoft allows law enforcement agencies to use this secure cloud platform to help safeguard digital evidence and better ensure the integrity of investigations. Utilizing a SaaS (Software as a Service) solution also helps eliminate the up-front hardware and resource costs associated with an on-premises option, and the cloud’s inherent scalability means NICE Investigate can more easily adjust to meet changing investigative workloads and evidence storage requirements.

“Digital policing initiatives are flooding police departments with valuable evidence that needs to be collected, stored, and analyzed in an efficient and timely manner,” said Chris Wooten, executive vice president, NICE Systems. ”Our collaboration with Microsoft Corp. means police departments can benefit from NICE Investigate’s comprehensive data collection, analysis, and collaboration capabilities in the secured, scalable, and cost-effective environment of the Microsoft Azure Government cloud.”

“Offering the NICE Investigate solution on the Microsoft Azure Government cloud platform reinforces our shared commitment to providing law enforcement the most advanced tools available to help them do their jobs and better protect the public,” said Michael Donlan, vice president, U.S. State and Local Government, Microsoft.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.